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                 March 10, 2021

       Eric Stober
       Chief Financial Officer
       Astrotech Corporation
       2028 E. Ben White Blvd., Suite 240-9530
       Austin, Texas 78741

                                                        Re: Astrotech
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 3, 2021
                                                            File No. 333-253835

       Dear Mr. Stober:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jordan Metoyer at 202-551-6001 or Tim Buchmiller at 202-551-3635 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              John R. Hempill, Esq.